UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adverum Biotechnologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00773U108

(CUSIP Number)

Versant Ventures IV, LLC

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, California 94104

(415) 801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Ventures IV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 5,003,892 shares of common stock (2)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 5,003,892 shares of common stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,003,892 shares of common stock (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%(3)
14	Type of Reporting Person OO

(1)

This Schedule 13D is filed by VVM (as defined in Item 2(a) below), VVC IV (as defined in Item 2(a) below), VSF IV (as defined in Item 2(a) below) and VV IV (as defined in Item 2(a) below and together with VVM, VVC IV and VSF IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (i) 4,972,544 shares held by VVC IV and (ii) 31,348 shares held by VSF IV. VV IV is the sole general partner of VVC IV and VSF IV. VV IV may be deemed to share voting and dispositive power with respect to the shares held by VVC IV and VSF IV.

(3)

The percentages used herein are calculated based upon 97,477,603 shares of Common Stock issued and outstanding as of October 30, 2020 as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 5, 2020 (the “Form 10-Q”).

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Venture Capital IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,972,544 shares of common stock(2)
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 4,972,544 shares of common stock(2)
	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,972,544 shares of common stock(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%(3)
14	Type of Reporting Person PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by VVC IV. VV IV is the sole general partner of VVC IV. VV IV shares voting and dispositive power with respect to the shares held by VVC IV.
(3)	The percentages used herein are calculated based upon 97,477,603 shares of Common Stock issued and outstanding as of October 30, 2020 as set forth in the Form 10-Q.

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Side Fund IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 31,348 shares of common stock(2)
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 31,348 shares of common stock(2)
	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,348 shares of common stock(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%(3)
14	Type of Reporting Person PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by VSF IV. VV IV is the sole general partner of VSF IV. VV IV shares voting and dispositive power with respect to the shares held by VSF IV.
(3)	The percentages used herein are calculated based upon 97,477,603 shares of Common Stock issued and outstanding as of October 30, 2020 as set forth in the Form 10-Q.

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Venture Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 64,341 shares of common stock
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 64,341 shares of common stock
	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,341 shares of common stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14	Type of Reporting Person OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The percentages used herein are calculated based upon 97,477,603 shares of Common Stock issued and outstanding as of October 30, 2020 as set forth in the Form 10-Q.

SCHEDULE 13D

Explanatory Note:

This Amendment No 1. (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on May 18, 2016 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer:

This joint statement on Schedule 13D/A is filed with respect to the Common Stock, par value $0.0001 per share, of Adverum Biotechnologies, Inc (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 800 Saginaw Drive, Redwood City, CA 94063.

Item 2. Identity and Background:

This Amendment is filed by Versant Venture Management, LLC (“VVM”), Versant Venture Capital IV, L.P. (“VVC IV”), Versant Side Fund IV (“VSF IV”) and Versant Ventures IV, LLC (“VV IV” and, together with VVM, VVC IV and VSF IV (the “Reporting Persons”). VV IV is the sole general partner of VVC IV and VSF IV. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Amendment as Exhibit 5. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person’s pecuniary interest therein.

Item 4. Purpose of Transaction:

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Company, dispose of some or all of the shares of Common Stock or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer:

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) In connection with certain internal restructuring transactions effected by the Reporting Persons, the shares previously held by Versant IV Luxco S.a r.l. and Versant Capital IV (Switzerland) GmbH are now included in the holdings of VVC IV and VSF IV (the “Restructuring”). The Restructuring was a mere change in the form of beneficial ownership and not a purchase or sale.

(b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c) On December 14, 2020, VVC IV effected a pro rata distribution without additional consideration of 1,987,468 shares of Common Stock to (i) VV IV, its general partner and (ii) its limited partners. VV IV then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On December 14, 2020, VSF IV effected a pro rata distribution without additional consideration of 12,532 shares of Common Stock to (i) VV IV, its general partner and (ii) its limited partners. VV IV then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of VVC IV and VSF IV (the “Funds”), the general partner and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Thomas Woiwode, Ph.D. (“Dr. Woiwode”) is a managing director of VV IV and a member of the board of directors of the Issuer. In addition, in his capacity as a member of the board of directors of the Issuer, Dr. Woiwode may be entitled to receive stock options or other equity awards pursuant to the Issuer’s 2014 Equity Incentive Plan, attached hereto as Exhibit 6.

Item 7. Material to be Filed as Exhibits:

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5: Joint Filing Agreement

Exhibit 6: 2014 Equity Incentive Plan and corresponding form of award agreements thereto (filed as Exhibit 10.8 to the Issuer’s quarterly report on Form 10-Q as filed with the Commission on August 10, 2020 (SEC File No. 001-36579) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director

Versant Venture Capital IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director

Versant Side Fund IV, L.P.

By: Its:	Versant Ventures IV, LLC General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director

Versant Venture Management, LLC

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director